

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via Facsimile
Scott Fraser, Chief Executive Officer
Empowered Products, Inc.
3367 West Oquendo Road
Las Vegas, Nevada 89118

> **Re: Empowered Products, Inc.**
> **Current Report on Form 8-K/A**
> **Filed September 1, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 1, 2011**
> **File No. 333-165917**

Dear Mr. Fraser:

We have reviewed your response letter dated August 31, 2011 and the above-captioned filings. We have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

If we are unable to protect our proprietary technology . . . , page 14

1. We note your response to comment eight in our letter dated August 4, 2011. You have not replaced the reference to "proprietary technology". Please delete the reference in your future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Forward-Looking Statements, page 3

2. We note your response to comment 10 in our letter dated August 4, 2011. Please provide us with your analysis supporting your belief that you are not a former shell company.

Item 9A. Controls and Procedures, page 4

3. Please clarify to us, and in future filings state, that the ineffectiveness of your disclosure controls and procedures stemmed from the weaknesses described in your internal controls over financial reporting.

Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director